Exhibit (a)(8)

Memorandum

To:	Participants in the RSP Company Stock Fund
From:	Anne Nemeth, Retirement Savings Plan Administrator
Date:	September 28, 2007
Subject:	United Retail Group Retirement Savings Plan (RSP) United Retail Group, Inc. Stock Fund

This memorandum explains how the tender offer for United Retail Group, Inc. stock will affect the United Retail Group Stock Fund, one of the investment options in the RSP.

Pursuant to a Merger Agreement entered into between United Retail Group, Inc. (“Company”), Redcats USA, Inc. (“Redcats”), and one of its wholly-owned subsidiaries, Redcats commenced a tender offer on September 25, 2007 to purchase at least a majority (and up to all) of the fully diluted shares of Company Common Stock.

Participants in the Retirement Savings Plan (“RSP”) can instruct the trustee to tender shares held in the Company Stock Fund by returning a special instruction form that they will receive in the mail.

If the tender offer is successful and you tendered United Retail Group, Inc. shares in your RSP account, the cash payment for the shares will be invested in the DWS Stable Value Fund.

Important note:

Once the proceeds from the tender offer are posted to your account in the DWS Stable Value Fund, you may transfer those funds to one or more of the other investment options available in the RSP by calling the Voice Response System, at 1-800-541-7705, or logging on to InterActive Account at http://university.dws-scudder.com.  You can access your account information, transfer your existing investment balances, or change your allocation for future contributions at any time to any of the investment options available in the RSP.  You can also speak with an Employee Service Center Representative Monday through Friday, 8:00 a.m. to 9:00 p.m. Eastern Time, by calling 1-800-541-7705.

This memorandum is neither an offer to purchase nor a solicitation of an offer to sell shares of United Retail Group, Inc. (“the Company”).  On September 25, 2007, a wholly owned subsidiary of Redcats USA, Inc. (“Redcats”) filed a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents contain important information about the tender offer that should be read carefully before any decision is made with respect to the tender offer.

You may download a free copy of these documents and other documents filed by the Company or Redcats with the Securities and Exchange Commission (the "SEC") from the website maintained by the SEC at www.sec.gov.

In addition, you will receive a hard copy of these documents in the mail.

Should you have any questions, please give me a call at 201-909-2139.